82-2441

02055278

KELSO TECHNOLOGIES INCORPORATED ... **RELEASE**

TSX:KLS

SUPPL

FOR IMMEDIATE RELEASE

KELSO JS75 SRV PRESSURE RELIEF VALVE EXCEEDS AAR MILEAGE REQUIREMENTS

September 17, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002 representing the accumulated mileage through May 31, 2002, Kelso is pleased to report that its service trial cars has now achieved an average of 7,700 miles through June 30, 2002. This is a major milestone in the AAR Service Trial, since one of the requirements is that the thirty service trial tank cars in the trial must average 5,000 miles over a 12 month period. Kelso's cars has now averaged far greater than that requirement in just a few months.

"*The success we have had thus far with covering the necessary 5,000 miles in such a short period, is very gratifying for all of us at Kelso*," stated President and CEO Stephen Grossman. "As a result, Kelso has exceeded the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in November 2002 and it is anticipated it will also exceed the required number of loads and unloads," he added.

Dominick & Dominick has reported that due to the concerns of investors regarding the current stock market conditions, that the Venture Capitalist have not been as quick to respond in a positive vain regarding financing start-up companies. However, the review of the Kelso investment packages is still underway in both Canada and the U.S.

Kelso is interested in speaking with any individuals and/or companies interested in learning more about Kelso and its revolutionary patented valve.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

dlw 10/9

OCT 8 2002

82-2441

KELSO TECHNOLOGIES INCORPORATED NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

KELSO JS75 SRV PRESSURE RELIEF VALVE EXCEEDS AAR MILEAGE REQUIREMENTS

September 17, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002 representing the accumulated mileage through May 31, 2002, Kelso is pleased to report that its service trial cars has now achieved an average of 7,700 miles through June 30, 2002. This is a major milestone in the AAR Service Trial, since one of the requirements is that the thirty service trial tank cars in the trial must average 5,000 miles over a 12 month period. Kelso's cars has now averaged far greater than that requirement in just a few months.

"*The success we have had thus far with covering the necessary 5,000 miles in such a short period, is very gratifying for all of us at Kelso*," stated President and CEO Stephen Grossman. "As a result, Kelso has exceeded the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in November 2002 and it is anticipated it will also exceed the required number of loads and unloads," he added.

Dominick & Dominick has reported that due to the concerns of investors regarding the current stock market conditions, that the Venture Capitalist have not been as quick to respond in a positive vain regarding financing start-up companies. However, the review of the Kelso investment packages is still underway in both Canada and the U.S.

Kelso is interested in speaking with any individuals and/or companies interested in learning more about Kelso and its revolutionary patented valve.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com